Exhibit 10.2

April 4, 2008

Mr. Ravi Pendekanti

Pleasanton, CA 94566

Dear Ravi:

Overland Storage, Inc. is pleased to offer you the position of Vice President, Worldwide Marketing reporting to Vern LoForti, President and Chief Executive Officer.  This position is an “Executive Officer” position as defined by the Securities and Exchange Commission and you will be subject to Section 16 reporting rules and Overland’s Supplemental Insider Trading Policy.  The position will be based in our San Diego, California office.

The terms for the position are as follows:

Compensation:	$9,615.38 bi-weekly, which equals $250,000 annually, subject to all applicable federal and state payroll taxes.

Signing Bonus:

$50,000 one-time signing bonus is offered, subject to all applicable federal and state payroll taxes, and subject to the Company’s standard Reimbursement Agreement (copy attached) which provides that the bonus is fully earned after 12 months of employment. The bonus will be paid on your first pay check.

Relocation:

The goal is for you to relocate to San Diego as soon as practicable. We understand that you will need some time to evaluate the impact of the current market conditions in the San Francisco Bay Area relative to San Diego. Additionally, we also understand that you have a family with children and would not relocate until after the current school year is complete. Therefore, the initial goal is that you would relocate by August 31, 2008. We agree to revisit this goal depending on market conditions.

If you so desire, Overland will pay for limited services (to be agreed in advance by the Company) of a relocation advisor such as Katherine Kennedy at Relocation Coordinates or other similar advisor to assist you with an overview of the San Diego area, its school systems and targeting specific communities in which to live.

You will receive a relocation allowance of $50,000, subject to all applicable federal and state payroll taxes, which will be paid to you upon confirmation of your relocation to San Diego County. The amount will be subject to the same Reimbursement Agreement identified under the Signing Bonus above.

Temporary Housing

Pending your relocation, Overland will provide you with a corporate apartment or other form of temporary housing near the Company’s facility. Meals, laundry expenses and phone calls while in temporary housing will be your own responsibility. Overland will reimburse you for one round-trip flight per week pursuant to our standard travel policy during this period.

Stock Options:

Subject to the approval of the Overland Storage, Inc. Board of Directors at their next regularly scheduled meeting, you will be granted an option to purchase 100,000 shares of Overland common stock. The option will be priced at the closing market price on the date of grant and will contain special vesting provisions which provide for full vesting over a 12-month period on a ratable basis at the end of each month and with a 3-year life. Additionally, the option will contain language that will result in full vesting in the event of a change of control of Overland. All other terms of the option will be governed by the Overland 2003 Equity Incentive Plan.

Termination Clause:

If you are terminated without cause within the first twelve (12) months of employment, Overland agrees to provide severance in the amount of six (6) months base pay and twelve (12) months medical COBRA coverage. There is no guaranteed offer of severance beyond the first year of employment or if you are terminated for cause.

Change of Control:

You will be offered an executive Retention Agreement under which you will be entitled to receive severance in a lump-sum amount equal to twelve (12) months base salary plus target bonus and twelve (12) months medical COBRA coverage in the event you are terminated for a reason other than Cause within two (2) years of a Change of Control of the Company.

This offer of employment is contingent on the following two conditions:

1.             Third party background checks results.

2.             Pre-employment, post-offer drug screen results.

At Overland we strive to maintain a safe, drug-free work environment conducive to effective business operations. We require that our personnel and operating practices be consistent with the highest standards of health and safety.  To meet these objectives, Overland requires successful completion of both a drug screen test and third party criminal background investigation as conditions of employment. Once we have completed the third party verification and obtain the successful results of the post offer drug screening, we will contact you to confirm your start date.

Your Overland benefits will be effective on the 1st day of the month following your start date. Overland is committed to making available excellent benefit programs and family services that respond to the needs of our employees.  We believe we offer a flexible and competitive package.  As an executive officer and member of senior staff, you will be entitled to participate in our Executive Health Care Reimbursement Program that provides for reimbursement of expenses not covered by our group policies.

The Immigration Reform and Control Act of 1986 requires employers to provide verification of a new employee’s identity and employment eligibility on their first day of employment. It is necessary, therefore, that you complete the US Government and Employment Eligibility Verification Form (I-9) and provide documentation to verify your identity and employment eligibility; a list of acceptable documents is enclosed. In order to begin your employment with us, and as part of our normal process, please bring your I-9 documents with you on your first day of work. We greatly look forward to having you join Overland and become a member of our team. However, we recognize that you retain the option, as does Overland, of ending your employment with Overland Storage, Inc. at any time, with or without notice and with or without cause. As such, your employment with Overland is at-will and neither this letter nor any other oral or written representations may be considered a contract for any specific period of time.

As an Overland employee, you will be asked to continually support our vision by living up to our values of Respect, Innovation, Winning, Customers, and Knowledge. Please see the attached Values information and/or visit us at our website www.overlandstorage.com. You will learn more about Overland and our values during your new hire orientation. Please feel free to bring any questions you may have to that discussion.

In order to document your acceptance, please sign and return this document no later than noon on April 7, 2008, via fax (858) 571-3551.  Please feel free to contact Veritta Wells, Human Resources Director, at (858) 495-4144 with any additional questions.

Sincerely,

/s/ V.A. LoForti

Vernon A. LoForti
President and CEO

By signing, I understand and acknowledge the terms of this offer.

Acceptance:	/s/ Ravi Pendekanti
Ravi Pendekanti

My expected start date is on or before:  April 21, 2008

SIGN-ON BONUS AND RELOCATION ALLOWANCE

PRO-RATED REPAYMENT AGREEMENT

In consideration of the one-time payment of a sign-on bonus in the amount of $50,000.00 gross of taxes, AND a relocation allowance of $50,000.00 gross of taxes, by Overland Storage, Inc. (“Overland” or the “Company”) I, Ravi Pendekanti, agree to repay to Overland at the time of termination, a prorated amount of the sign-on bonus AND the relocation allowance, which amount shall be calculated on a monthly basis, should I voluntarily terminate my employment with the Company or am terminated for cause within the first twelve (12) months of my hire date or my relocation date, respectively.  If I voluntarily terminate my employment with the Company or am terminated for cause within the first twelve (12) months of my hire date, the repayment amount for the sign-on bonus shall be the $50,000.00 divided by twelve and multiplied by the number of full months not completed within the first year.  Similarly, if I voluntarily terminate my employment with the Company or am terminated for cause within the first twelve (12) months of my relocation date, the repayment amount for the relocation allowance shall be the $50,000.00 divided by twelve and multiplied by the number of full months not completed within the first year.

In the event that Overland is compelled to bring action or assert a claim against me in order to recover the prorated amounts, I agree to pay the Company all costs and expenses incurred in connection with litigating such action or claim, including but not limited to all attorney’s fees.

I understand and agree that my consent to and execution of this Agreement shall not alter in any way the at-will nature of my employment with Overland and shall not be construed as in any way obligating Overland to continue my employment for twelve (12) months or any other period of time.

ACCEPTED AND AGREED:

/s/ Ravi Pendekanti
Ravi Pendekanti

Date: April 7, 2008

April 21, 2008

Ravi Pendekanti

Pleasanton, CA 94566

Re:  Termination Clause

Dear Ravi:

As a term of your employment, the Company has agreed to the following severance payments:

“If you are terminated without cause within the first twelve (12) months of employment, Overland agrees to provide severance in the amount of six (6) months base pay and twelve (12) months medical COBRA coverage.  There is no guaranteed offer of severance beyond the first year of employment or if you are terminated for cause.”

You acknowledge and agree that the severance payments set forth above are subject to and contingent upon your execution and non-revocation of a release of all claims against the Company as of your termination date as set forth in the standard Company form, a copy of which has been provided to you. You further agree and acknowledge that these severance payments are not in addition to the benefits available pursuant to the Retention Agreement in the event that you are terminated without cause after a Change in Control as defined therein. In such event, the benefits pursuant to the Retention Agreement would solely apply.

Please sign and return this document to Denise Garrett.  Please feel free to contact me with questions related to this matter.

Sincerely,

/s/ V.A LoForti

Vernon A. LoForti
President and CEO

By signing, I understand and acknowledge the terms and conditions of the severance payments set forth above.

Acceptance:	/s/ Ravi Pendekanti
Ravi Pendekanti